

December 30, 2016

Matthew Cenac
Chief Financial Officer
SEACOR Holdings, Inc.
2200 Eller Drive
P.O. Box 13038
Fort Lauderdale, FL 33316

> **Re: SEACOR Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-12289**

Dear Mr. Cenac:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

For 10-K for the fiscal year ended December 31, 2015

Consolidated Statements of Cash Flows, page 96

1. We note your presentation of purchase of marketable securities and proceeds from sale of marketable securities in Net cash provided by operating activities of continuing operations section. In that regard, please explain to us why such presentation is appropriate under GAAP in your situation. Refer to ASC 230-10-45-11 and ASC 320-10-45-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure